Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross addresses regulatory review of West Africa operations

Toronto, Ontario – Oct 2, 2015 – In response to media inquiries, Kinross Gold Corporation (TSX: K, NYSE: KGC) wishes to address the circumstances surrounding an ongoing regulatory review in relation to its West Africa mining operations.

In August 2013, Kinross received information regarding allegations of improper payments made to government officials and certain internal control deficiencies at its West Africa mining operations. Kinross takes such allegations very seriously and action was immediately taken in accordance with Kinross’ Whistleblower Policy. External legal counsel was immediately retained to conduct an objective internal investigation into the allegations.

In March and December 2014, and July 2015, Kinross received subpoenas from the United States Securities and Exchange Commission (the “SEC”) seeking information and documents on substantially the same subjects as had previously been raised. In December 2014, Kinross received similar requests for information from the United States Department of Justice (the “DOJ”).

Kinross is fully cooperating with the SEC and DOJ and continues to diligently pursue its own internal investigation, which, over the course of the past 25 months, has not identified issues that Kinross believes would have a material adverse effect on the Company’s financial position or business operations. Our internal investigation is ongoing, and additional issues or facts could become known as the investigation continues.

It is important to note that the SEC subpoenas expressly state that: “This investigation is confidential and nonpublic and should not be construed as an indication by the Commission or its staff that any violation has occurred, nor as a reflection upon any person, entity or security.”

Kinross is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with the law. Kinross has a longstanding culture of ethical conduct and accountability consistent with its Code of Business Conduct and Ethics and related anti-corruption compliance program.

As this is an ongoing regulatory matter, Kinross will not be commenting further at this time.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Vice-President, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities, including but not limited to any potential resulting impact on the Company’s financial position and/or business operations; the future price of gold and silver; the estimation of mineral reserves and mineral resources and the realization of such estimates; the timing, amount and costs of development of mineral deposits and estimated future production; expected capital expenditures; exploration, development and mining activities; permitting time lines; currency fluctuations; requirements for additional capital; government regulation; environmental risks; unanticipated reclamation expenses; and title disputes or claims. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

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